

FOR IMMEDIATE RELEASE

FileNet Reports First Quarter 2004 Results

- 14 Percent Year-Over-Year Total Revenue Growth
- 16 Percent Year-Over-Year Software Revenue Growth
- Cash and Investments Reach Record Level of $291 Million

COSTA MESA, Calif.—**April 22, 2004**—FileNet Corporation (Nasdaq: FILE), the leading provider of Enterprise Content Management (ECM) solutions, today announced financial results for its first quarter ended March 31, 2004.

Total revenues for the first quarter of 2004 were $99.5 million compared to total revenues of $87.0 million for the same period in 2003 and $101.0 million for the fourth quarter of 2003. Software revenues for the first quarter of 2004 were $41.4 million compared to $35.5 million for the same period in 2003 and $44.8 million for the fourth quarter of 2003. Net income was $4.0 million in the first quarter of 2004, compared to net income of $1.3 million in the first quarter of 2003 and $5.6 million in the fourth quarter of 2003. Earnings per basic and diluted share were $0.10, for the first quarter of 2004, compared to earnings per basic and diluted share of $0.04, for the first quarter of 2003. For the fourth quarter of 2003, earnings per basic and diluted share were $0.15 and $0.14, respectively.

"We are pleased with our first quarter results, made possible by customers around the world selecting FileNet products and services to manage their most mission-critical content and business processes," said Lee Roberts, FileNet's chairman and CEO. "At FileNet, we believe our customer base, superior products, and world-class partners position us to enhance our market leadership."

Quarterly Conference Call with Management
Lee Roberts, Chairman and Chief Executive Officer, and Sam Auriemma, Chief Financial Officer, will host a conference call for investors at 7:00 a.m. pacific time (PT) today. The call and presentation will be broadcast live over the Internet. To listen to the event via the Internet, please follow the instructions that are available on the investor relations' section of FileNet's Web site at http://www.filenet.com. A replay of the Web cast will be available for an extended period of time.

Alternatively, to listen to the call live, dial (800) 901-5241. The conference call ID number for the call is 61470789. A replay of the call will be available from approximately 10:00 a.m. PT on April 22 through midnight PT on April 29. To listen to the replay, dial (888) 286-8010. The conference call ID number for the replay is 78104122.

About FileNet

FileNet Corporation helps organizations make better decisions by managing the content and processes that drive their business. FileNet's Enterprise Content Management (ECM) solutions allow customers to build and sustain competitive advantage by managing content throughout their organizations, automating and streamlining their business processes, and providing the full spectrum of connectivity needed to simplify their critical and everyday decision-making.

FileNet ECM solutions deliver a comprehensive set of capabilities that integrate with existing information systems to provide cost-effective solutions that solve real-world business problems.

Since the Company's founding in 1982, more than 4,000 organizations, including more than three quarters of the *Fortune 100*, have taken advantage of FileNet solutions for help in managing their mission-critical content and processes.

Headquartered in Costa Mesa, Calif., the Company markets its innovative ECM solutions in more than 90 countries through its own global sales, professional services and support organizations, as well as via its ValueNet® Partner network of resellers, system integrators and application developers.

Safe Harbor Statement under the Private Securities Litigation Reform Act of 1995: This release contains forward-looking statements that are based on our current expectations, estimates and projections about our industry, management's beliefs and certain assumptions made by us. Words such as "anticipates," "expects," "intends," "plans," "believes," "seeks," "estimates," "may," "will" and variations of these words or similar expressions are intended to identify forward-looking statements. In addition, any statements that refer to expectations, projections or other characterizations of future events or circumstances, including any underlying assumptions, are forward-looking statements. These statements are not guarantees of future performance and are subject to certain risks, uncertainties and assumptions that are difficult to predict. Therefore, our actual results could differ materially and adversely from those expressed in any forward-looking statements as a result of various factors.

Important factors that may cause such a difference for FileNet include, but are not limited to, the volume of our sales and pricing concessions on volume sales; our ability to specify, develop or acquire, complete, introduce, market, distribute and gain market acceptance for new products and technologies in a timely manner; the mix of products and services sold by us; the timing, rescheduling or cancellation of significant customer orders; the loss of a key customer; our ability to control expenses; announcements of technological innovations, new products or product enhancements by the company or its competitors; the emerging nature of the Enterprise Content Management market; key management changes; changes in joint marketing and development programs; developments relating to patents or other intellectual property rights or disputes; changing relationships with customers, distributors, suppliers and strategic partners; potential contractual or employment issues; our ability to integrate acquired businesses; and general conditions in the worldwide economy and the software/technology sector and other factors. Our Annual Report on Form 10-K, recent Quarterly Reports on Form 10-Q, recent Current Reports on Forms 8-K and other Securities and Exchange Commission filings discuss some of the important risk factors that may affect our business, results of operations and financial condition. We undertake no obligation to revise or update publicly any forward-looking statements for any reason.

Note to editors: FileNet and ValueNet are registered trademarks of FileNet Corporation. All other company or product names referenced in this release may be trademarks or registered trademarks of their respective owners.

# # #

Investor Contact:

Greg Witter, Director, Investor Relations
FileNet Corporation
Phone: 714-327-3405
Email: gwitter@filenet.com

Media Contact:

Tom Hennessey, Director, Corporate Communications
FileNet Corporation
Phone: 714-327-5050
Email: thennessey@filenet.com

FILENET CORPORATION

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
(In thousands, except per share data)

	Quarter Ended March 31,		
	2004 (Unaudited)		2003 (Unaudited)
Revenue:			
Software	$ 41,351	$	35,522
Service	58,147		51,527
Total revenue	99,498		87,049
Costs:			
Cost of software revenue	3,523		3,008
Cost of service revenue	21,130		21,651
Total cost of revenue	24,653		24,659
Gross profit	74,845		62,390
Operating expenses:			
Sales & Marketing	41,561		34,399
Research and development	20,102		19,302
General and administrative	9,233		7,826
Total operating expenses	70,896		61,527
Operating income	3,949		863
Other income, net	927		1,045
Income before income taxes	4,876		1,908
Provision for income taxes	878		572
Net income	$ 3,998	$	1,336
Earnings per share:			
Basic	$ 0.10	$	0.04
Diluted	$ 0.10	$	0.04
Weighted average shares outstanding:			
Basic	38,280		35,942
Diluted	40,785		36,623

Note:

Certain reclassifications have been made to prior-years' balances to conform to the current year's presentation.

FILENET CORPORATION

CONDENSED CONSOLIDATED BALANCE SHEETS
(In thousands)

	March 31, 2004	December 31, 2003
	(Unaudited)	(Unaudited)
ASSETS		
Current assets:		
Cash and cash equivalents	$ 238,327	$ 203,305
Short-term investments	33,674	32,286
Accounts receivable, net	33,340	38,096
Prepaid expenses and other assets	13,511	13,174
Deferred income taxes	3,551	3,551
Total current assets	322,403	290,412
Property, net	25,810	26,922
Long-term investments	18,983	12,672
Goodwill	25,822	26,170
Intangible assets, net	7,315	7,979
Deferred income taxes	23,040	23,001
Other assets	4,032	4,692
Total assets	$ 427,405	$ 391,848
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current liabilities:		
Accounts payable	$ 10,207	$ 11,006
Customer deposits/advances	6,970	5,217
Accrued compensation and benefits	24,291	27,648
Unearned maintenance revenue	64,861	40,691
Other accrued liabilities	15,397	16,524
Total current liabilities	121,726	101,086
Other Liabilities and unearned maintenance revenue	3,204	1,614
Total liabilities	124,930	102,700
Stockholders' equity	302,475	289,148
Total liabilities and stockholders' equity	$ 427,405	$ 391,848

Note:

Certain reclassifications have been made to prior-years' balances to conform to the current year's presentation.